GLOBAL PARI-MUTUEL SERVICES, INC.



September 17, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Attention:  Ms. Lisa Sellars, Division of Corporation Finance

Re:  SEC letter dated September 4, 2009
     Global Pari-Mutuel Services, Inc.
     Form 10-K for the year ended December 31, 2008
     Filed April 1, 2009
     Form 10-Q for the quarter ended March 31, 2009
     Filed May 6, 2009
     Form 10Q for the quarter ended June 30, 2009
     Filed August 18, 2009
     File No. 0-32509

Dear Ms. Sellars.

Following please find our responses to your inquiries in your letter dated September 4, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008
-----------------------------------------------------

Item 9A (T) Controls and Procedures, page 16
--------------------------------------------

1. In future filings we will provide disclosures as required by Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934 as follows:

     ITEM 9A (T) - CONTROLS AND PROCEDURES

     (a) Evaluation of disclosure controls and procedures. Based on their evaluation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")), the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

     (b) Changes in internal control over financial reporting. During the quarter under report, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting

Consolidated Statement of Operations, page F-3
----------------------------------------------

2. In February 2004, Global Pari-Mutuel Services, Inc. ("The Company") entered into a software license agreement with the Royal Turf Club, Inc. of St. Kitts ("RTCK"). The Company did not make any payments to RTCK under the software license agreement.

In 2005 Global Pari-Mutuel Services, Inc. entered into a royalty agreement with RTCK wherein:

     (a)  The software license agreement with RTCK was terminated.
     (b) The parties acknowledged that RTCK performed certain enhancements and upgrades to the software covered by the software license agreement.
     (c) RTCK gave up all rights to use the software license and all enhancements, modifications and upgrades made to the software.
     (d) The Company was acknowledged as owner of the software license and retained all rights, title and interest in or to the copyrights of the license, including without limitation, all enhancements, modifications and upgrades.
     (e) RTCK also gave up, released and forever relinquished to the Company all rights, title or interest to develop, market or use the business plan and related concepts of the software license.
     (f) In exchange for terminating the software license agreement and entering into the royalty agreement the Company agreed to pay RTCK up to $640,000 in royalties based on future revenues generated by the Company.
     (g)  There were no termination provisions in the royalty contract.

The Company did not make any payments to RTCK under the royalty agreement.

On the date of acquisition, October 23, 2007, RTCK did not own any significant assets. On the date of acquisition, RTCK was licensed by the government of St. Kitts and Nevis to operate pari-mutuel facilities and also is licensed by the Horsemen's Association of Nevis. The acquisition of RTCK enabled the Company to open a call-center in St. Kitts. The Company still retains the above mentioned licenses to operate pari-mutuel facilities. In addition, the Company uses the software enhancements and modifications as a basis for our on-going software research and development efforts. The Company continues to use the marketing/business plans associated with these agreements to obtain business for the Company.

Since the Company had not made any payments to RTCK, the acquisition of RTCK effectively terminated the contract between the Company and RTCK wherein the Company would have paid royalties based on future revenues in a total amount not to exceed $640,000.

At the date of acquisition the Company effectively assumed the royalty agreement liability and the fair value of the agreement was determined to be $640,000 the maximum amount payable under the royalty agreement. The liability for this royalty agreement was expensed upon acquisition because the contract was cancelled in effect. The market value of the 1,000,000 shares issued at the date of acquisition was $650,000, although there were only small amounts of shares traded. Given the above the acquisition was valued at $640,000.

Since there was no business acquired the provisions of FAS 141 do not apply. The accounting authoritative literature governing this transaction would be FAS 123(R) Accounting for Stock Based Compensation. There was no future commitment by RTCK thus the shares had been earned and should be expensed on issuance. Also, the value of the contract ($640,000) was consistent with the value of the commons stock on the date of issuance ($650,000).

Note 6 - Agreement with Global Financial Solutions Holdings, Ltd, page F-15
---------------------------------------------------------------------------

3. The agreement between Global Pari-Mutuel Services, Inc. ("the Company") and Global Financial Solutions Holdings, Ltd ("GFS") with regard to GFS's acquisition of 50% of Royal Turf Club of Antigua, Inc. ("RTCA") provided for the following rights of each shareholder and board members:

     (a) Upon the issuance of the RTCA Shares to GFS in accordance with the agreement, all of the outstanding shares of RTCA (the "Stock") was owned equally by the Company and GFS.

     (b) The Shareholders agreed that the Company would have general responsibility for the management and operations of RTCA.

     (c) The Shareholders agreed that no Shareholder shall assign, sell, convey, encumber or in any way transfer (each a "Transfer") its ownership of any of the Stock owned by it without the prior written consent of the Board of Directors of RTCA (the "Board") and the other Shareholders, except as otherwise permitted by the Agreement; provided that upon prior notice to the other Shareholder, a Shareholder may assign, sell, or transfer its shares of Stock, in whole or in part, to a person or entity owned or controlled by that Shareholder.

     (d) If a Shareholder desires to sell any portion or all of its Stock at any time, it shall first offer in writing to sell the Stock to RTCA at the price and on the terms of a written bona fide offer from an unrelated third party. All material details of any bona fide offer and full information on the proposed purchaser shall be given with the notice.

     RTCA, or the other Shareholder if RTCA elects not to purchase, shall have the option to purchase the offered Stock at the price and on the terms of the bona fide offer for a period of 30 days from the time written notice of such offer is received by RTCA; provided that all of the Stock offered must be purchased.

     Notwithstanding any provision of this Agreement to the contrary, at no time shall a Shareholder have the right to sell any of its Stock for a lesser price than has been offered in accordance with this Agreement to RTCA and the other Shareholder.

     (e) At any time, any Shareholder (the "Offeror Shareholder") may offer to buy all, but not less than all, of the Stock then held by the other Shareholder (the "Offeree Shareholder") by delivering a written offer specifying the price per share, payment terms, closing date and all other essential terms of the offer (the "Offer"). A copy of the Offer shall be delivered to RTCA.

     (f) The Shareholders agree that they shall vote their respective shares of Stock each year so to elect an individual designated by each of them to the Board, which shall be maintained at two persons unless the Shareholders otherwise determined. To date GFS has not elected an individual to serve as a member of the Board. The Company has selected James Egide, CEO of Global Pari-Mutuel Services, Inc. as their Board member and he serves as the only Board member. The Board shall oversee the business and operations of RTC in accordance with applicable law and the articles of association of RTC.

     The Board shall at least annually designate either Shareholder or such other person as they may determine to serve as the manager of the RTCA operations (in such capacity, the "Manager"). Although the Manager shall remain within the general direction and supervision of the Board, the Manager shall have the general responsibility for the management and operations of RTCA.. Since the beginning of the agreement the Company has been designated as the Shareholder to serve as Manager of RTCA operations.

     (g) Profits is any from the operations of RTCA are to be distributed as follows to each of the shareholders:

          (1) From the gross income of the Hub Operation, the Manager shall (i) first pay the expenses of the ongoing Hub Operation, (ii) then reimburse either Shareholder for any advances or payments made after April 30, 2007 on behalf of RTCA, and (iii) then distribute equally to the Shareholders the profits of the RTCA as they accrue for the term of the Agreement.

          (2) The term "profits" shall be defined as any amounts generated by RTCA operations after payment of all Hub Operational Expenses, and as generally defined and commonly used in practice and custom.


Although Global Pari-Mutuel Services, Inc. only owns 50% of the outstanding common stock of RTCA, we have deemed it appropriate to consolidate RTCA since Global Pari-Mutuel Services exercises full control over the subsidiary RTCA. Global Pari-Mutuel exercises significant influence over the operating and financial policies of RTCA by:

     a.   Holding 100% of the representation of the Board of Directors of RTCA.
     b.   Establishing all policies and procedures for RTCA
     c. Providing all technology needed and the development of that technology for ongoing operations of RTCA, and
     d.   Controlling day to day operations of RTCA.

Given the above the consolidation of the financial results of RTCA is appropriate as Defined in ARB 51 and APB 18.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009
----------------------------------------------------

Consolidated Statements of Cash Flows, page 3
---------------------------------------------

4. In prior filings we have used "net loss attributable to Global-Pari Mutuel" as the start for the cash flows from operations. As a reconciling item we have had the loss attributable to non-controlling interest. In accordance with SFAS 95 the Company should be using "Net loss" as the starting point and reconciling from there to cash flows from operating activities. We have attached the cash flows from the June 30, 2009 filing as filed and also how it should have been reported (See Below). Future filings will be filed in accordance with SFAS95 and SFAS 160 as shown below.


                Operating Cash Flows as filed in the 6/30/08 10Q


               GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                      For the Six Months Ended
                                                              June 30,
                                                      ------------------------
                                                          2009         2008
--------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net loss                                               $(780,103)   $(396,915)
Adjustments to reconcile net loss to net cash
    used by operating activities:
  Net expenses paid by minority interest holders         133,075      165,478
  Loss attributable to non-controlling interest         (205,855)    (147,378)
  Allowance for bad debt                                  12,186       23,863
  Depreciation and amortization                            1,943        1,240
  Stock based compensation and interest                  331,108      124,257
  Change in operating assets and liabilities:
    Accounts receivable                                  (31,997)     (30,885)
    Prepaid expenses                                       5,001         --
    Other current assets                                   1,500       (5,694)
    Accounts payable and accrued expenses                439,791      174,938
  Net Cash Used in Operating Activities                  (93,351)     (91,096)
--------------------------------------------------------------------------------

           Operating Cash Flows as will be filed in the future filings


               GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                      For the Six Months Ended
                                                              June 30,
                                                      ------------------------
                                                          2009         2008
--------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net loss                                               $(985,958)   $(544,293)
Adjustments to reconcile net loss to net cash
    used by operating activities:
  Net expenses paid by minority interest holders         133,075      165,478
  Allowance for bad debt                                  12,186       23,863
  Depreciation and amortization                            1,943        1,240
  Stock based compensation and interest                  331,108      124,257
  Change in operating assets and liabilities:
    Accounts receivable                                  (31,997)     (30,885)
    Prepaid expenses                                       5,001         --
    Other current assets                                   1,500       (5,694)
    Accounts payable and accrued expenses                439,791      174,938
--------------------------------------------------------------------------------
  Net Cash Used in Operating Activities                  (93,351)     (91,096)
--------------------------------------------------------------------------------



Sincerely

/s/ James A. Egide
------------------
James A. Egide
CEO